BART AND ASSOCIATES, LLC
Attorneys at Law

November 25, 2014

Via SEC Edgar Submission
Pamela Long, Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Virtual Sourcing, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Initial Form S-1 Filed: March 3, 2014
File No. 333-194254

Dear Ms. Long:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments.  I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1:  We note that the current occupant of 1200 G Street NW, Suite 800,Washington DC is SAE International. Please revise to include your actual address in your next amendment.

Answer to Comment 1:  The address for the company is an executive office building, where several companies have the same mailing address, but operate independently in each separate office space, with communal use of conference rooms, printers, etc.  The address in the disclosure statement is the correct address.  Once the company has a location for its manufacturing operations, it will report the updated address.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

November 25, 2014

Comment 2:  Please disclose your supplemental response to comment two in our letter dated September 3, 2014 within your next registration statement. Additionally, within your next amendment, please do the following:

●	discuss the operating histories of FYA Field Services and EYII, respectively, including the status of FYA Field Services’ “end user site,”

●	discuss where you store and how you transport your Kruud Kleen barrels to FYA Field Services,

●	disclose how you determined that Kruud Kleen sells for $1,200 per barrel,

●
disclose Mr. Birmingham’s involvement with the registrations of the following companies: NX Global, Inc, Aquentium Inc, Banx & Green Group, Inc., Advanced Mineral Technologies, Inc., Neometrix Technology Group Inc., Global Medical Holdings Inc, SNM Global Holdings, Goliath Film & Media Holdings, Cyber Care Inc, and Stampede Worldwide Inc., and

●	disclose that Mr. Birmingham is acting as a promoter in this registration statement and provide the disclosure required by Item 404(c) of Regulation S-K.

We may have additional comments upon our review of the amended registration statement.

Answer to Comment 2:  The disclosure from the answer to previous Comment 2 has been added to the revised registration statement.  In addition, all of the above items in the current Comment 2 have been added. Finally, I have been informed by the Company that Mr. Birmingham is not a promoter in this registration statement.  He is not an officer, director, controlling shareholder, promoter or control person of Virtual Sourcing, Inc.  Mr. Birmingham did not take part in an S-1 registration with any of the companies listed in Comment 2.  Mr. Birmingham is the former president of NX Global, Inc., and ceased to be an officer several years ago.  Mr. Birmingham is a former CFO of Aquentium, Inc., but ceased to be an officer several years ago.  Mr. Birmingham is a former officer of Banx & Green Group, Inc., but ceased to be an officer several years ago.  Mr. Birmingham has no knowledge of a company named Advanced Mineral Technologies, Inc.  Mr. Birmingham is a former officer of Neometrix Technology Group, Inc., but ceased being an officer several years ago.  Mr. Birmingham is a former president of Global Medical Holdings, Inc., but ceased being an officer of that company more than 15 years ago.  Mr. Birmingham is a former officer of SNM Global Holdings, Inc., but ceased to be an officer several years ago.  Mr. Birmingham is a former officer of Goliath Film  Media Holdings, Inc., under the predecessor name Westmark Group Holdings, Inc., but ceased to be an officer in 1996.  Mr. Birmingham is a former officer of Cyber Care, Inc., but ceased to be an officer in 1996.  Mr. Birmingham is a former officer of Stampede Worldwide, Inc., but ceased to be an officer over 10 years ago.

Comment 3:   We note your response to comment three in our letter dated September 3, 2014; however your disclosure on page 4 of your registration statement and Section 1 of Exhibit 10.8 both indicate that you have issued these 5 million shares to EYII. Please reflect this issuance in your offering, dilution, and recent sales of unregistered securities sections.

Answer to Comment 3:  The 5,000,000 shares described in the Agreement have not yet been issued.  Additional language has been added to page 4 of the registration statement as well as all other applicable sections to clarify that the shares have not been issued.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

November 25, 2014

Comment 4:  Please include interim financial statements for the period ended September 30, 2014. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Answer to Comment 4:  The interim financial statements for the period ended September 30, 2014 have been included with the revised registration statement, and all relevant sections have been updated to include the new financial information.

Explanatory Note

Comment 5:  Please revise to disclose that the Description of Securities is also applicable to the shares being offered in the resale.

Answer to Comment 5:  The revised language has been added to the disclosure statement.

Products, page 30

Comment 6:  We note your disclosure here that you planned to begin manufacturing in October 2014. Please update your disclosure to reflect the current state of your proposed recycled fiberglass business. If you are delayed or no longer pursuing this line of business, please revise accordingly. Please also update the status of the delivery of Kruud Kleen product to wholesale customers that was to occur in August mentioned on page 4 and clarify the use of the term “potential” when referring to these customers. Additionally, explain which party is responsible for delivering product in light of your limited number of employees and assets.

Answer to Comment 6:  The revised disclosure statement contains language answering the above comment and clarifying the status of the Kruud Kleen order and delivery methods.

Patents and Trademarks

Comment 7:  Please describe the “mobile applications” you reference in the first sentence.

Answer to Comment 7:  The language has been removed as it was included in error.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com

November 25, 2014

Financial Statements, page 49
Note 8 – Subsequent Events, page F-12

Comment 8:  Please disclose in the notes to your financial statements the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

 Answer to Comment 8: The disclosures listed in Comment 8 have been added to the revised disclosure statement.

Exhibit 23.1

Comment 9:  We note that your auditor’s report is dated October 28, 2014. As such, please make arrangements with your auditor to have them revise the consent to refer to their report dated October 28, 2014 instead of their report dated October 24, 2014.

Answer to Comment 9:  The correct date of the auditor’s report has been added to the revised disclosure and is consistent throughout.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Virtual Sourcing, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111
Phone: (720)-226-7511    Facsimile: (303)-745-1880    E: kbart@kennethbartesq.com
www.kennethbartesq.com